Fortuna adopts Advance Notice Policy and Majority Voting Policy

Vancouver, April 7, 2014 – Fortuna Silver Mines Inc. (the “Company”) (NYSE: FSM) (TSX: FVI) (BVL: FVI) (Frankfurt: F4S.F) announces that its Board of Directors (the “Board”) has adopted an Advance Notice Policy and a Majority Voting Policy with respect to the election of directors.

The purpose of the Advance Notice Policy is to provide shareholders, directors and management of the Company with a clear framework for nominating persons for election as directors of the Company. No person will be eligible for election unless nominated in accordance with the Advance Notice Policy.

The Advance Notice Policy was adopted to further the Company’s commitments to: (i) facilitating an orderly and efficient process for holding annual general or, where the need arises, special shareholder meetings; (ii) ensuring that shareholders receive adequate advance notice of director nominations and sufficient information regarding all director nominees; and (iii) allowing shareholders to register an informed vote on director elections.

The Advance Notice Policy requires advance notice to the Company where nominations of persons for election to the Board are made by shareholders. The Advance Notice Policy fixes a deadline by which nominations of potential directors must be submitted to the Company prior to any annual or special meeting of shareholders and sets forth the information that must be included in the notice to the Company.

Notice to the Company of nominations of potential directors must be made not less than 30 days and not more than 65 days prior to the date of the shareholder meeting; however, if the shareholder meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement.

Pursuant to the terms of the Advance Notice Policy, the Company will seek shareholder ratification of the Policy at its next annual meeting of shareholders. If the Advance Notice Policy is not ratified at the next annual meeting of the Company’s shareholders, the Advance Notice Policy will terminate and be of no further force and effect following the termination of the shareholder meeting.

The full text of the Advance Notice Policy is available under the Company’s profile at www.sedar.com.

The Company also announces that the Board has adopted a Majority Voting Policy with respect to the election of directors in uncontested elections. The Majority Voting Policy provides that in the instance of a nominee receiving more “withheld” than “for” votes, such nominee will be required to promptly submit his or her resignation to the Chair of the Board for consideration. The Corporate Governance and Nominating Committee shall consider the resignation and provide a recommendation to the Board of whether to accept or reject the resignation. The Board shall review the Corporate Governance and Nominating Committee’s recommendation and announce its decision via press release.  The Board will accept the resignation except in situations where exceptional circumstances would warrant the director continuing to serve on the Board.

Fortuna Silver Mines Inc.

Fortuna is a growth oriented, silver and base metal producer focused on mining opportunities in Latin America. Our primary assets are the Caylloma silver mine in southern Peru and the San Jose silver-gold mine in Mexico. The company is selectively pursuing additional acquisition opportunities throughout the Americas. For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE COMPANY

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI | BVL: FVI | Frankfurt: F4S.F

Investor Relations:

Carlos Baca- T (Peru): +51.1.616.6060, ext. 0

Forward-Looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements. When used in this document, the words such as “anticipates ”, “believes ”, “plans ”, “estimates ”, “expects ”, “forecasts ”, “targets ”, "intends ”, “advance ”, “projects ”, “calculates ” and similar expressions are forward-looking statements.

The forward-looking statements are based on an assumed set of economic conditions and courses of actions, including estimates of future production levels, expectations regarding mine production costs, expected trends in mineral prices and statements that describe Fortuna’s future plans, objectives or goals. There is a significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in Fortuna’s mining and mine development activities, risks inherent in mineral exploration, uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Fortuna is active, labor relations and other risk factors.

Although Fortuna has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.